UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

07 August 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

   N      E      W      S                R      E      L      E      A      S      E

7 August 2012

CRH IN NEGOTIATIONS RELATING TO CEMENT ASSETS IN
GUJARAT, NORTHWESTERN INDIA

CRH plc, the international building materials group, announces that it has entered negotiations with Jaypee Cement Corporation (Jaypee) that may lead to the purchase by CRH of an equity stake in Jaypee's  Gujarat cement business.   The Gujarat operation under consideration consists of a 3.6 million tonne clinker plant at Kutch, in western Gujarat, with 2.4 million tonnes of cement grinding capacity and a further grinding plant in eastern Gujarat with capacity to produce 2.4 million tonnes per annum.

The completion of any transaction would be subject to satisfactory due diligence, the approval of the respective Boards of Directors and the granting of the required regulatory approvals.

The Jaypee Group is a leading diversified infrastructure conglomerate based in Noida, India. It was founded by Jaiprakash Gaur in 1979 and has business interests in Engineering & Construction, Power, Cement, Real Estate, Hospitality, Expressways and Sports & Education. Jaypee is the third largest cement producer in India with an annual capacity of 28.8 mtpa. The Jaypee Group has a market capitalisation in excess of INR 166.4 bn (€ 2.45 bn) and turnover of more than INR 138.3 bn (€ 2.03 bn).

CRH is a FTSE 100 diversified building materials group which manufactures and distributes building material products in 36 countries at 3,600 operating locations.  Headquartered in Ireland and employing over 79,000 people worldwide CRH achieved sales revenue in excess of €18bn in 2011.  CRH entered the Indian market in 2008 through a joint-venture with My Home Industries Limited, a leading cement manufacturer in the South India State of Andhra Pradesh.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee	Chief Executive
Albert Manifold	Chief Operating Officer
Maeve Carton	Finance Director

          CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000   FAX +353 1 404 1007
          E-MAIL : mail@crh.com   WEBSITE: www.crh.com   Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 07 August 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director